Exhibit (a)(5)(R)

CUBIST PHARMACEUTICALS ANNOUNCES RESULTS OF INITIAL TENDER OFFER FOR
OUTSTANDING SHARES OF ADOLOR CORPORATION AND COMMENCEMENT OF
SUBSEQUENT OFFERING PERIOD

Lexington, Mass., and Exton, Pa., December 7, 2011 — Cubist Pharmaceuticals, Inc. (NASDAQ: CBST) and Adolor Corporation (NASDAQ: ADLR) today announced the results of Cubist’s initial tender offer to purchase all of the outstanding shares of common stock of Adolor for $4.25 per share in cash, plus one nontransferable Contingent Payment Right (CPR) entitling the holder to receive additional cash payments of up to $4.50 for each share tendered if certain regulatory approvals and/or commercialization milestones for ADL5945 are achieved. The tender offer is being effected through Cubist’s subsidiary, FRD Acquisition Corporation.  The initial tender offer period expired at 12:00 midnight ET, at the end of December 6, 2011.

The depositary for the tender offer has advised Cubist that, as of the expiration of the initial offering period, a total of approximately 36,090,910 shares of Adolor common stock were validly tendered and not withdrawn (not including approximately 1,163,147 shares subject to guaranteed delivery procedures), representing approximately 75% of the outstanding Adolor common shares. All shares that were validly tendered and not withdrawn during the initial offering period have been accepted for payment.

Cubist also announced the commencement of a subsequent offering period that is scheduled to expire at 12:00 midnight, New York City time, at the end of December 9, 2011, unless extended. Any shares validly tendered during this subsequent offering period will be accepted immediately for payment, and tendering stockholders will thereafter promptly be paid the same offer price of $4.25 per share plus one CPR. The procedures for tendering shares during the subsequent offering period are the same as those described for the tender offer in the offer to purchase, except that shares tendered during the subsequent offering period may not be withdrawn. Following completion of the tender offer, Cubist and FRD intend to complete the acquisition of Adolor through a merger under Delaware law. Adolor shareholders who do not tender their shares of Adolor common stock in the tender offer will not receive payment for their shares until the completion of the merger.

Notice to investors

This press release is for informational purposes only and is not an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and the offer to purchase shares of Adolor common stock are being made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that Cubist and FRD Acquisition Corporation have filed with the SEC on a Tender Offer Statement on Schedule TO on November 7, 2011. Adolor also has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer on November 7, 2011. Adolor stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Adolor stockholders and other investors may obtain free copies of the Tender Offer Statement, the tender offer Solicitation/Recommendation Statement and other documents filed with the SEC through the web site maintained by the SEC at www.sec.gov. In addition,

65 Hayden Avenue, Lexington, MA 02421     P 781.860.8660     F 781.861.0566     www.cubist.com

investors and security holders will be able to obtain free copies of these documents from Cubist or Adolor by contacting: MacKenzie Partners, Inc. on behalf Cubist toll free at (800) 322-2885 or collect at (212) 929-5500 or tenderoffer@mackenziepartners.com, or Stephen W. Webster of Adolor at (484) 595-1500. Questions and requests for assistance or for additional copies of these documents may be directed to MacKenzie Partners, Inc., the information agent for the offer, at (212) 929-5500 for banks and brokers or toll-free at (800) 322-2885 for stockholders and all others.

About Cubist

Cubist Pharmaceuticals, Inc. is a biopharmaceutical company focused on the research, development, and commercialization of pharmaceutical products that address significant unmet medical needs in the acute care environment. Cubist is headquartered in Lexington, Mass. Additional information can be found at Cubist’s web site at www.cubist.com.

About Adolor

Adolor Corporation is a biopharmaceutical company specializing in the discovery, development and commercialization of novel prescription pain and pain management products.

Adolor’s first approved product in the United States is ENTEREG® (alvimopan), which is indicated to accelerate the time to upper and lower gastrointestinal recovery following partial large or small bowel resection surgery with primary anastomosis. ENTEREG is available only for short-term (15 doses) use in hospitalized patients. Only hospitals that have registered in and met all of the requirements for the ENTEREG Access Support and Education (E.A.S.E.®) program may use ENTEREG. For more information on ENTEREG, including its full prescribing information, the Boxed Warning regarding short-term hospital use and the E.A.S.E. Program, visit www.ENTEREG.com.

The Company’s lead development program compound is ADL5945, a novel mu opioid receptor antagonist being developed for chronic OIC that demonstrated positive results in Phase 2 trials. The Company also has several earlier-stage compounds under development for the management of pain and CNS disorders.

For more information, visit www.adolor.com.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release regarding the expected timetable for completing the transaction and any other statements about future expectations, beliefs, goals, plans, or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the possibility that certain closing conditions to the transaction will not be met and the ability to consummate the transaction. Except as otherwise required by law, Cubist and Adolor disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Cubist Contacts:

INVESTORS:

Eileen C. McIntyre

Senior Director, Investor Relations

(781) 860-8533

eileen.mcintyre@cubist.com

Mark Harnett and Paul Schulman

MacKenzie Partners, Inc.

(212) 929-5500

Email: tenderoffer@mackenziepartners.com

MEDIA:

Francis McLoughlin

Director, Corporate Communications

(781) 860-8777

Or

Sard Verbinnen & Co

Andrew Cole/Chris Kittredge/Briana Kelly

(212) 687-8080

cubist-sardverb@sardverb.com

Adolor Contacts:

INVESTORS/MEDIA:

Stephen W. Webster

SVP, Finance and CFO

(484) 595-1500

swebster@adolor.com